EXHIBIT 99.1
RECONCILIATION FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO
ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES
Brookfield Properties Corporation (“the company”) prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets as at June 30, 2009 and December 31, 2008 and statements of income, changes in common equity, comprehensive income and cashflow for the six months ended June 30, 2009 and 2008 are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.
(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the six months ended June 30, 2009 under US GAAP would result in net income under US GAAP of $94 million (2008 — $122 million).
The principal differences between Canadian GAAP and US GAAP net income are summarized in the following table:

(Millions, except per share information)		June 30, 2009	June 30, 2008

Income from continuing operations as reported under Canadian GAAP		$92	$64
Adjustments:
Increased (decreased) commercial property income	(i )	2	(3)
Decreased commercial property depreciation	(ii)	6	4
Foreign exchange and dividends on convertible preferred shares	(iii)	30	18
(Decreased) increased residential development income	(iv)	(5)	84
Increased deferred income taxes	(v )	—	(31)
Decreased other items	(vi)	(49)	—
Non-controlling interests	(vii)	12	(18)

Income from continuing operations under US GAAP		88	118
Discontinued operations — Canadian and US GAAP		6	4

Net income under US GAAP		94	122
Net income attributable to non-controlling interests	(vii)	13	(18)

Net income attributable to the company		$81	$140
Preferred share dividends and change in redemption value of redeemable preferred shares	(iii)	(35)	(29)

Net income available to common shareholders under US GAAP		$46	$111

Amounts attributable to the company
Income from continuing operations		$75	$136
Income from discontinued operations		6	4

Net income		$81	$140

Per share amounts attributable to the company — basic
Income from continuing operations		$0.09	$0.26
Income from discontinued operations		0.02	0.01

Net income		$0.11	$0.27

Per share amounts attributable to the company — diluted
Income from continuing operations		$0.09	$0.26
Income from discontinued operations		0.02	0.01

Net income		$0.11	$0.27

Explanation of the significant income statement differences between Canadian GAAP and US GAAP are as follows:
(i)  Increased (decreased) commercial property income
Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current period income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $2 million (2008 — $1 million). Further, termination of a previously-existing lease at One World Financial Center in New York in 2004 resulted in additional lease termination income under US GAAP whereas under Canadian GAAP this amount is being amortized into income over the remaining term of the replacement lease. The net impact of this amount and certain other differences in revenue recognition on modification of leases would be an increase in commercial property income of an additional $4 million (2008 — decrease of $2 million).
(ii)  Decreased commercial property depreciation
Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have always been depreciated on a straight-line basis. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed and other differences in carrying value, straight-line depreciation is higher under Canadian GAAP by $6 million for 2009 (2008 — $4 million).
(iii)  Foreign exchange and dividends on redeemable preferred shares
Pursuant to CICA Handbook Section 3863, “Financial Instruments — Presentation,” certain of the company’s preferred share obligations that could be settled with a variable number of the company’s common shares are classified as liabilities and corresponding distributions are reflected as interest expense for Canadian GAAP, whereas under US GAAP they continue to be treated as equity with the corresponding distributions classified as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under US GAAP, since these preferred shares are treated as equity, they are converted into the company’s functional currency at historical rates, except for the Class AAA Series E shares which are treated as redeemable equity interests and measured at redemption value. The net impact of difference in accounting for convertible preferred shares would be an increase in income of $30 million (2008 — $18 million).
The Class AAA preferred shares also contain a beneficial conversion feature in favor of the holder (refer to Note 15 of the 2008 annual financial statements for details of the conversion feature). The beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and is being recognized as a return to the preferred shareholders through a charge to retained earnings, over the period from the date of issuance to the earliest date when the conversion becomes exercisable by the holder. The charge during the current period was $4 million. Although there is no impact on net income, the charge to retained earnings affects the computation of both basic and diluted earnings per share for US GAAP by reducing the net income available to common shareholders.
(iv)  (Decreased) increased residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the company. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under SFAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under US GAAP whereas this is not required in all circumstances under Canadian GAAP. Accordingly, residential development income would decrease by $5 million for US GAAP purposes since the amount deferred in the prior year because title had not transferred is less than the amount deferred in the current year (2008 — increase of $84 million).
(v)  Increased deferred income taxes
Income taxes are accounted for using the asset and liability method under both Canadian and US GAAP. For the six months ended June 30, 2009, an increase in deferred income tax expense of nil (2008 —$31 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above and the remeasurement of temporary differences.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” (“FIN 48”). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, including resolution of any appeals or litigation process, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the maximum benefits that have a greater than fifty percent likelihood of being realized upon ultimate settlement. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (“UTB”). FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.
The company adopted the provisions of FIN 48 on January 1, 2007. There was no cumulative effect adjustment to retained earnings related to the adoption of FIN 48.
A reconciliation of the change in the UTB balance (excluding any related accrual for interest) from January 1 to June 30 is as follows:

(Millions)	June 30, 2009	June 30, 2008

Balance, January 1	$110	$133
Add (deduct): Increases related to positions taken during prior years	(1)	—
Add (deduct): Foreign exchange	3	(2)

Balance, June 30	$112	$131

Under FIN 48, the company’s policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. For the six months ended June 30, 2009 and 2008, the amount of accrued interest included in income tax expense is $3 million and $4 million, respectively.
Due to the fact that losses have been incurred in prior years, the majority of taxation years are considered open for audit. Certain subsidiaries for certain tax years in Canada and U.S. have been audited in the past.
The company is currently under audit by the Canada Revenue Agency (“CRA”) and Internal Revenue Service (“IRS”) for certain companies for the 2006/2007 and 2006 taxation years, respectively. The outcomes of these audits could positively or negatively impact the measurement of the uncertain tax positions. However, at this time, no estimate of the impact can be made. Each amount of the UTB, would, if recognized, reduce the effective tax rate of the company. As certain companies have had tax losses these companies remain open to audit. Although certain companies have been audited by CRA and IRS there are a significant number of companies that remain open as early as the 1998 taxation year.
Certain subsidiaries are subject to income tax in jurisdictions outside Canada and the United States. The earliest taxation year subject to examination for these companies would be 2003.
(vi)  Decreased other items
In the current year, the company recognized a foreign exchange gain of $10 million (2008 — nil) under Canadian GAAP resulting from the reduction of the net investment in one of its self-sustaining Canadian subsidiaries as a result of a special dividend received in the year. Under US GAAP, foreign exchange gains and losses from the translation of self-sustaining subsidiaries are recognized in net income only when the subsidiary is sold or substantially liquidated.
As a result of the reorganization of investors’ interests in the U.S. Office Fund, debt securities, which represented partner contributions to the U.S. Office Fund by way of an unsecured debenture, were redeemed for consideration in the form of a non-controlling equity interest having a carrying value of approximately $227 million, which resulted in recognition of a dilution gain of $33 million under Canadian GAAP. Also, the company marginally increased its ownership in the U.S. Office Fund in exchange for the assumption of debt from certain of its partners which, under Canadian GAAP, was reflected through an increase in commercial properties of $26 million, a decrease in commercial property debt of $35 million, an increase in future income taxes of approximately $10 million, additional non-controlling interests of approximately $45 million and a gain of $6 million representing the excess of the increase in net assets recognized over the additional non-controlling interests. Under US GAAP, the gain of $39 million and adjustments to net assets of $52 million are not recognized; instead a net charge to additional paid in capital of $13 million is recorded as the reorganization transactions are between entities under common control.
(vii)  Non-controlling interests
As further described in Note (c)(viii) certain of the company’s Canadian GAAP capital securities — fund subsidiaries and commercial property debt are classified as redeemable equity interests under US GAAP and the related interest recovery under Canadian GAAP of $7 million is presented as non-controlling interest in US GAAP (2008 — $25 million).
On January 1, 2009, the company adopted SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”) which requires separate presentation of the amounts of net income attributable to the company and its non-controlling interests. Accordingly, non-controlling interests of $19 million included as a reduction of Canadian GAAP net income have been added back to arrive at net income under US GAAP (2008 — $7 million).
(b)  Comprehensive income
Differences in other comprehensive income arise principally due to the reclassification of the company’s redeemable preferred shares to preferred equity — corporate under US GAAP and the resulting translation at historical rates, and from the application of the current rate method of currency translation to differences between Canadian and US GAAP as described above under “Income statement differences.”
Comprehensive income using US GAAP amounts is as follows:

(Millions)	2009	2008

Net income under US GAAP	$94	$122
Other comprehensive income on change in foreign currency translation adjustment under US GAAP, net of related hedges and taxes	54	(12)
Other comprehensive income arising from cashflow hedging activities under US GAAP	(2)	(3)

Comprehensive income under US GAAP	146	107

Comprehensive income attributable to non-controlling interests	—	—

Comprehensive income attributable to the company	$146	$107

(c)  Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. Incorporation of the significant differences in accounting principles in the company’s financial statements as at June 30, 2009 and December 31, 2008 would result in the following balance sheet presentation under US GAAP:

(Millions)		June 30, 2009	December 31, 2008

Assets
Commercial properties	(i )	$14,509	$14,519
Commercial developments		1,325	1,225
Residential developments	(ii)	1,296	1,252
Receivables and other	(iii), (iv)	1,039	1,027
Intangible assets		596	637
Restricted cash and deposits		82	116
Cash and cash equivalents		202	157
Assets related to discontinued operations		295	290

Total assets under US GAAP		$19,344	$19,223

Liabilities
Commercial property debt	(iv)	$11,635	$11,428
Accounts payable and other liabilities	(v )	1,154	1,212
Intangible liabilities		638	707
Deferred tax liabilities	(vi)	170	121
Liabilities related to discontinued operations		202	217
Capital securities — corporate	(vii)	—	—
Capital securities — fund subsidiaries	(viii)	—	240
Redeemable equity interests	(viii)	721	757
Equity
Preferred equity — subsidiaries		328	313
Non-controlling interests — fund subsidiaries	(ix)	502	205
Non-controlling interests — other subsidiaries	(ix)	64	73
Preferred equity — corporate	(x )	855	855
Common equity	(xi)	3,075	3,095

Total liabilities and shareholders’ equity under US GAAP		$19,344	$19,223

Significant differences between Canadian GAAP and US GAAP are as follows:
(i)  Commercial properties
The principal difference in the carrying value of commercial properties between Canadian and US GAAP relates to historical differences in the method of depreciation applied to depreciable assets as described in (a)(ii). Other differences in carrying values arise in connection with the accounting for the reorganization of the U.S. Office Fund as described in (a)(vi), which results in a decrease to commercial properties to reverse the fair value adjustments recognized in connection with the reorganization under Canadian GAAP, and differences in the accounting for the settlement of tax contingencies assumed on acquisition of Trizec as described in (c)(ix). There are also differences in the method of accounting for joint ventures between Canadian and US GAAP. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, the U.S. Securities and Exchange Commission regulations do not require adjustments to equity account the joint ventures. As a result, presentation of the company’s joint ventures has not been adjusted to the equity method.

(Millions)	June 30, 2009	December 31, 2008

Commercial properties under Canadian GAAP	$14,914	$14,901
Adjustments to commercial properties under US GAAP	(405)	(382)

Commercial properties under US GAAP	$14,509	$14,519

(ii)  Residential developments
The impact on residential developments related to differences described in (a)(iv) is as follows:

(Millions)	June 30, 2009	December 31, 2008

Residential developments under Canadian GAAP	$1,236	$1,196
Residential inventory adjustment	60	56

Residential developments under US GAAP	$1,296	$1,252

(iii)  Receivables and other
The principal differences in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable had the company always straight-lined its revenue, the reclassification of deferred financing costs which are included in the carrying amount of commercial property debt under Canadian GAAP, the inclusion of a related party receivable that is offset by a related financial liability under Canadian GAAP and the timing of residential revenue recognition.

(Millions)	June 30, 2009	December 31, 2008

Receivables and other under Canadian GAAP	$926	$918
Straight-line rent receivable adjustment and other	42	38
Deferred financing costs reclassified (refer to (c)(iv))	47	46
Reclassification of related party receivable offset against a financial liability under Canadian GAAP (refer to (c)(viii))	172	164
Residential receivable adjustment (refer to (a)(iv))	(148)	(139)

Receivables and other under US GAAP	$1,039	$1,027

(iv)  Commercial property debt
Under Canadian GAAP, commercial property debt includes $47 million (December 31, 2008 — $46 million) of deferred financing costs that have been allocated to specific property debt pursuant to CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement.” For US GAAP purposes, deferred financing costs are classified as other assets and increase the balance in receivables and other. Also, as discussed in (c)(viii) redeemable preferred shares of $122 million are classified as commercial property debt under Canadian GAAP and reclassified to redeemable equity interests under US GAAP. In addition, as discussed in (a)(vi) related to the reorganization of the U.S. Office Fund, under US GAAP, adjustments to net assets are not recognized which results in an increase to commercial property debt to reverse the fair value adjustment recognized under Canadian GAAP in connection with the reorganization. As at June 30, 2009, the fair value of commercial property debt is $12,477 million. The fair value of commercial property debt is determined by discounting contractual principal and interest payments at estimated current market rates for similar instruments.
(v)  Accounts payable and other liabilities
The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York. Accounts payable and other liabilities under US GAAP is as follows:

(Millions)	June 30, 2009	December 31, 2008

Accounts payable and other liabilities under Canadian GAAP	$1,181	$1,241
Deferred income (refer to (a)(i))	(27)	(29)

Accounts payable and other liabilities under US GAAP	$1,154	$1,212

(vi)  Deferred tax liabilities
Deferred tax liabilities under US GAAP are calculated as follows:

(Millions)	June 30, 2009	December 31, 2008

Future income tax liabilities under Canadian GAAP	$234	$174
Tax effect on adjustment to temporary differences under US GAAP	(64)	(53)

Deferred tax liabilities under US GAAP	$170	$121

(vii)  Capital securities — corporate
Under Canadian GAAP, all of the company’s Class AAA preferred shares are presented as liabilities classified as capital securities — corporate. Under US GAAP, the Class AAA preferred shares are presented as preferred shares except for Class AAA Series E, which is classified as a redeemable equity interest and measured at redemption value. Refer to (c)(viii).
(viii)  Redeemable equity interests
For US GAAP purposes $427 million (December 31, 2008 — $471 million) of equity interests in the U.S. Office Fund held by the company’s partners are classified as redeemable equity interests whereas for Canadian GAAP these are classified as liabilities under the caption capital securities — fund subsidiaries. In addition, for US GAAP Class AAA Series E preferred shares of $172 million (December 31, 2008 — $164 million) that are presented as capital securities — corporate and off-set by a deposit with Brookfield Asset Management Inc., the company’s parent, in Canadian GAAP, are presented as redeemable equity interests. Finally, redeemable equity interests includes redeemable preferred shares issued by a subsidiary in connection with the acquisition of a commercial development site. Under Canadian GAAP, these shares are classified as a liability as a result of their redemption features and presented in commercial property debt. Under US GAAP, the $122 million (December 31, 2008 — $122 million) carrying amount is presented as a redeemable equity interest.
The following summarizes the changes in redeemable equity interests in the six months ended June 30, 2009 and 2008:

(Millions)	June 30, 2009	June 30, 2008

Beginning balance	$757	$827
Income allocated to redeemable equity interest	(7)	(25)
Contributions by redeemable equity holders	4	31
Redemption of redeemable equity	(27)	—
Currency translation and other	(6)	(6)

Ending balance	$721	$827

(ix) Non-controlling interests — fund subsidiaries and non-controlling interests — other subsidiaries
In 2007, the company realized a gain on the settlement of tax contingencies assumed in connection with the acquisition of Trizec. Under Canadian GAAP, this settlement was recorded in income. For US GAAP purposes, the settlement was treated as an adjustment of the purchase price allocation and, as a result, the commercial property basis is lower under US GAAP. This results in a reduction to non-controlling interests — fund subsidiaries under US GAAP of $6 million (December 31, 2008 — $7 million).
Non-controlling interests — other subsidiaries includes the effect of adjustments relating to non-wholly owned subsidiaries.

The following summarizes the changes in non-controlling interests in the six months ended June 30, 2009 and 2008:

	Non-controlling	Non-controlling	Preferred
	interests - fund	interests - other	equity -
For the six months ended June 30, 2009 (Millions)	subsidiaries	subsidiaries	subsidiaries

Beginning balance	$205	$73	$313
Net income attributable to non-controlling interests	14	6	—
Dividends / distributions to non-controlling interests	—	(16)	—
Additional non-controlling interests issued	283	—	—
Currency and other	—	1	15

Ending balance	$502	$64	$328

	Non-controlling	Non-controlling	Preferred
	interests - fund	interests - other	equity -
For the six months ended June 30, 2008 (Millions)	subsidiaries	subsidiaries	subsidiaries

Beginning balance	$207	$90	$382
Net income attributable to non-controlling interests	(5)	12	—
Dividends / distributions to non-controlling interests	—	(31)	—
Additional non-controlling interests issued	8	—	—
Currency and other	—	(3)	(8)

Ending balance	$210	$68	$374

(x)  Preferred equity — corporate
Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, which are treated as redeemable equity interests, are included in preferred equity — corporate. Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption capital securities — corporate for Canadian GAAP in accordance with CICA Handbook Section 3863. Preferred equity — corporate under US GAAP is as follows:

(Millions)	June 30, 2009	December 31, 2008

Preferred equity — corporate under Canadian GAAP	$45	$45
Classification of capital securities as preferred equity, net of issue costs	810	810

Preferred equity — corporate under US GAAP	$855	$855

(xi)  Common equity
The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	June 30, 2009	December 31, 2008

Common equity under Canadian GAAP	$3,356	$3,365
Adjustment to commercial properties under US GAAP	(372)	(379)
Adjustment to accounts payable and other liabilities under US GAAP	24	27
Adjustment to deferred income tax liability under US GAAP	65	64
Rental revenue adjustments under US GAAP	41	38
Residential revenue adjustment under US GAAP	(91)	(86)
U.S. Office Fund reorganization	(52)	—
Foreign currency translation adjustments(1)	104	66

Common equity under US GAAP	$3,075	$3,095

(1)  Includes foreign currency effects related to all other US GAAP adjustments

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

(Millions)	June 30, 2009	December 31, 2008

Common shares	$2,143	$2,142
Additional paid-in capital	151	157
Accumulated other comprehensive income	(134)	(186)
Retained earnings	915	982

Common equity under US GAAP	$3,075	$3,095

The following summarizes the changes in components of common equity in the six months ended June 30, 2009 and 2008:

			Accumulated other
	Common	Additional paid-in	comprehensive	Retained
For the six months ended June 30, 2009 (Millions)	shares	capital	income	earnings	Total

Beginning balance	$2,142	$157	$(186)	$982	$3,095
Net income attributable to the company	—	—	—	81	81
Stock-based compensation awards	—	3	—	—	3
Beneficial conversion feature (refer to (a)(iii))	—	4	—	(4)	—
Reorganization of U.S. Office Fund (refer to (a)(vi))	—	(13)	—	—	(13)
Other comprehensive income	—	—	52	—	52
Dividends on common and preferred shares	—	—	—	(144)	(144)
Dividend reinvestment and other	1	—	—	—	1

Ending balance	$2,143	$151	$(134)	$915	$3,075

			Accumulated other
	Common	Additional paid-in	comprehensive	Retained
For the six months ended June 30, 2008 (Millions)	shares	capital	income	earnings	Total

Beginning balance	$2,149	$174	$(17)	$584	$2,890
Net income attributable to the company	—	—	—	140	140
Stock-based compensation awards	—	3	—	—	3
Beneficial conversion feature (refer to (a)(iii))	—	4	—	(4)	—
Other comprehensive income	—	—	(15)	—	(15)
Repurchase of common shares	—	(10)	—	—	(10)
Dividends on common and preferred shares	—	—	—	(140)	(140)

Ending balance	$2,149	$171	$(32)	$580	$2,868

(d)  Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under US GAAP is as follows:

(Millions)	June 30, 2009	June 30, 2008

Cash provided from (used in) the following activities
Operating	$196	$141
Financing	(45)	18
Investing	(106)	(186)

(Decrease) increase in cash	$45	$(27)

(e)  Fair Value Measurements
As of January 1, 2008, the company was required to adopt, for the purposes of accounting for financial assets and liabilities under US GAAP, SFAS 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and provides for expanded disclosure about how fair value measurements are determined. This statement applies when other accounting pronouncements require fair value measurements and does not in itself require new fair value measurements.

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:
•	Level 1 — Valuations based on quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access
•	Level 2 — Valuations based on quoted market prices for similar assets or liabilities, quoted market prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities
•	Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, which are typically based on the reporting entity’s own assumptions
The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the SFAS 157 hierarchy:

(gain (loss) $ in millions)	Level 1	Level 2	Level 3	Total

June 30, 2009
Interest rate derivatives	—	$(4)	—	$(4)
Total return swaps	—	(8)	—	(8)
December 31, 2008
Interest rate derivatives	—	$(1)	—	$(1)
Total return swaps	—	(9)	—	(9)

(f)  Subsequent events
On August 21, 2009, the company completed an offering of 54,625,000 common shares to a syndicate of underwriters at a purchase price of $9.50 per share. Brookfield Asset Management Inc., the company’s parent, concurrently purchased 54,625,000 common shares at a purchase price of $9.50 per share. The gross proceeds raised by the company from the combined share issuances were approximately $1.04 billion.
On September 24, 2009, the company completed an offering of 11,500,000 preferred shares, Series L, to a syndicate of underwriters at a purchase price of C$25.00 per share. The gross proceeds raised by the company from the share issuance was C$287.5 million.
Management has evaluated subsequent events for recognition or disclosure up to the time of filing these unaudited interim consolidated financial statements on December 8, 2009.
(g)  Change in accounting policies
(i)	SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”
As of January 1, 2009, the company was required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141(R) changes how business acquisitions are accounted for and impacts the accounting for future business combinations both on the acquisition date and in subsequent periods. SFAS 160 changes the accounting and reporting for minority interests, which are re-characterized as non-controlling interests and classified as a component of equity. The resulting changes to presentation and disclosure requirements have been reflected herein.
(ii)	FSP FAS 107-1, Interim Disclosures about Fair Value of Financial Instruments
On April 9, 2009, the FASB issued FSP FAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments”,(“FSP FAS 107-1”) that expands the fair value disclosures required for all financial instruments within the scope of Statement 107 to interim periods for publicly traded entities. The FSP also requires entities to disclose method and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes of the methods and significant assumptions from prior periods. FSP FAS 107-1 is applicable to interim or annual periods ending after June 15, 2009. The disclosures required by FSP FAS 107-1 have been applied prospectively.
(iii)	SFAS No. 165, “Subsequent Events”
On May 28, 2009, the FASB issued SFAS 165, “Subsequent Events”, (“SFAS 165”) which provides guidance on the assessment and disclosure of subsequent events. SFAS 165 represents the inclusion of guidance on subsequent events in the accounting literature which was historically included in US auditing literature. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. Statement 165 requires management to disclose the date through which subsequent events have been evaluated. Statement 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. The disclosures required by SFAS 165 have been provided herein.
(h)  Future accounting policy changes
SFAS No. 167, Amendments to FASB Interpretation No. 46(R)

On June 12, 2009, the FASB issued SFAS No. 167, “Amendments to FAS Interpretation No. 46(R)” (“SFAS 167”), which amends the consolidation guidance for variable interest entities in FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Under SFAS 167, the primary beneficiary of a variable interest entity (“VIE”) is the enterprise that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS 167 also amends scope exemptions, provides guidance for identifying the primary beneficiary where power to direct the activities of a VIE is shared, restricts instances where rights to kick-out a decision maker are considered in determining whether an entity is a VIE and amends guidance on when an enterprise reconsiders whether it is the primary beneficiary of a VIE or whether an entity it is involved in is a VIE. SFAS 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The company is currently evaluating the impact of SFAS 167.